Chardan Capital Markets, LLC

17 State Street, Suite 2100
New York, NY 10004

December 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Chen

Re:	Welsbach Technology Metals Acquisition Corp. (the “Company”)
Registration Statement on Form S-1, as amended (“Registration Statement”)
(File No. 333-261467)

Dear Mr. Chen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Chardan Capital Markets, LLC, as representative of the underwriters, hereby joins in the Company’s request for acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Standard Time, on Monday, December 27, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we, acting as representative of the several underwriters, distributed as many copies of the Preliminary Prospectuses, dated December 21, 2021, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ George Kaufman
Name:	George Kaufman
Title:	Head of Investment Banking